

May 10, 2012

<u>Via E-mail</u>
Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises LTD.
1050 Caribbean Way,
Miami, Florida 33132

      Re: Royal Caribbean Cruises LTD.
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed on February 29, 2012
      File No. 001-11884

Dear Mr. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Funding Sources, page 55</u>

1.   We note your statement that you operate with a substantial working deficit because passenger receipts are primarily paid in advance with a relatively low-level of accounts receivables. However, when you receive cash in advance you have an increase in cash with an equal increase in a liability (customer deposits), which in and of itself would not create a working capital deficit as both current assets and liabilities are increased. Please advise or revise this disclosure as appropriate.

2.   We also note your statement that you operate with a substantial working capital deficit because voyage related accounts payable usually become due after receipt of cash from related booking. Please clarify for us how this negatively impacts your working capital or revise this disclosure as appropriate.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies, page F-9

3.   Please tell us and revise to disclose your accounting policy for your assistance and or investment in the development/enhancement of certain port facilities and infrastructure in strategic ports of call as discussed on page 10. Additionally, tell us and revise to disclose the types of assistance you have provided and the amount of investments made during the last three fiscal years.

4.   Please tell us and revise to disclose your accounting policy for your loyalty programs as discussed on page 12. Additionally, please tell us and revise to disclose the types of rewards and exclusive member-only benefits that members may earn and how the programs work.

Note 5. Property and Equipment, page F-16

5.   We note that the Atlantic Star has been classified as held for sale since 2009. Please tell us and revise to disclose the book value of the Atlantic Star. Additionally, please tell us if you tested the Atlantic Star for impairment during the 2011 fiscal year and, if so, the results of the test and how fair value was estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief